

September 10, 2021

David Schulte
President and Chief Executive Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut Street, Ste. 3350
Kansas City, MO 64106

> **Re: CorEnergy Infrastructure Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 3, 2021**
> **File No. 333-259319**

Dear Mr. Schulte:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Wood at 202-551-5586 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction